Exhibit 20.1

                              For Immediate Release

FRONTIER ADJUSTERS OF AMERICA, INC. ANNOUNCES THAT IT HAS COMPLETED A CASH-OUT MERGER AND WILL BECOME A PRIVATE COMPANY

PHOENIX, Arizona, October 1, 2001 - Frontier Adjusters of America, Inc. ("Company") (AMEX:FAJ) announced today that at a Special Meeting of its shareholders, a proposal was approved by a vote of approximately 75% of all the outstanding shares of the Company, with 82% of the outstanding shares voting, to merge the Company in a cash out merger. All outstanding shares in the hands of the public will be exchanged for $1.58 per share.

Shareholders will receive a Letter of Exchange in the mail from U.S. Stock Transfer Corporation, the Company's stock transfer agent, or from their broker, with detailed instructions of how to receive their cash payment.


FOR FURTHER INFORMATION, CONTACT:       RELEASED BY:

Laurel A. Park, CFO                     Strategic IR, Inc.
(602) 264-1061                          800 Third Avenue, Ste. 3700
                                        New York, NY 10022
                                        (212) 754-6565